Exhibit 99.2
BABYLON HOLDINGS LIMITED
Management Discussion and Analysis (“MD&A”)
For the Three and Six Months Ended June 30, 2022
Preliminary Note

The following Management’s Discussion and Analysis (“MD&A”), prepared as of August 18, 2022, should be read in conjunction with the unaudited Condensed Consolidated Financial Statements of Babylon Holdings Limited for the three and six months ended June 30, 2022 together with the audited financial statements of the Company for the year ended December 31, 2021 and the accompanying MD&A for that fiscal year appearing in our Annual Report on 2021 Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2022. Unless otherwise indicated or the context otherwise requires, all references to the terms “Company,” “company,” “Babylon,” “we,” “us,” “our”, “Group” and similar terms refer to Babylon Holdings Limited, together with its consolidated subsidiaries. The referenced financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP.

We were founded by our Chief Executive Officer, Dr. Ali Parsadoust, in 2013. Babylon Holdings Limited was incorporated on April 11, 2014 and is in its ninth year of operation. Babylon is a company limited by shares organized under the laws of the Bailiwick of Jersey. Its registered office is at 31 Esplanade, St. Helier, Jersey, JE2 3QA. The mailing address of Babylon’s principal executive office is 2500 Bee Cave Road, Austin, Texas 78746 and Babylon’s telephone number is (512) 967-3787.

Our website address is www.babylonhealth.com. The information on, or that can be accessed through, our website is not part of this Report. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

This MD&A is the responsibility of management. Prior to its release, the Company’s Board of Directors (the “Board”) has approved this MD&A on the Audit Committee’s recommendation. The Company presents its financial statements in U.S. Dollars. Amounts in this MD&A are stated in U.S. Dollars unless otherwise indicated. Certain member counts are rounded to the nearest thousand.

Forward-Looking Statements

This Report contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.

These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our future financial and operating results and that we may require additional financing; uncertainties related to our ability to continue as a going concern; our ability to successfully execute our planned cost reduction actions and realize the expected cost savings; the growth of our business and organization; risks associated with impairment of goodwill and other intangible assets; our failure to compete successfully; our ability to renew contracts with existing customers, and risks of contract renewals at lower fee levels, or significant reductions in members, pricing or premiums under our contracts due to factors outside our control; our dependence on our relationships with physician-owned entities; our ability to maintain and expand a network of qualified providers; our ability to increase engagement of individual members or realize the member healthcare cost savings

BABYLON HOLDINGS LIMITED
Management Discussion and Analysis (“MD&A”)
For the Three and Six Months Ended June 30, 2022
that we expect; a significant portion of our revenue comes from a limited number of customers; the uncertainty and potential inadequacy of our claims liability estimates for medical costs and expenses; risks associated with estimating the amount and timing of revenue recognized under our licensing agreements and value-based care agreements with health plans; risks associated with our physician partners’ failure to accurately, timely and sufficiently document their services; risks associated with inaccurate or unsupportable information regarding risk adjustment scores of members in records and submissions to health plans; risks associated with reduction of reimbursement rates paid by third-party payers or federal or state healthcare programs; risks associated with regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model; immaturity and volatility of the market for telemedicine and our unproven digital-first approach; our ability to develop and release new solutions and services; risks associated with our international operations, economic uncertainty, or downturns; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; risks associated with foreign currency exchange rate fluctuations and restrictions; and the other risks and uncertainties identified in Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this Report.

Overview

We are a leading digital-first, value-based care company. Founded in 2013, our mission is to make high-quality healthcare accessible and affordable for everyone on Earth. We believe we are poised to reengineer the global healthcare market to better align system-wide incentives and to shift the focus from reactive sick care to preventative healthcare, resulting in better member health, improved member experience and reduced costs. To achieve this goal, we are leveraging our highly scalable, digital-first platform combined with high quality virtual clinical operations and affiliated provider networks to provide an integrated, end-to-end healthcare solution. We combine artificial intelligence and broader technologies with human expertise to deliver modern healthcare.

We monetize our products and services in three primary ways:
•Value-Based Care, or VBC, in which we manage a defined subset or the entire medical costs of a member population and capture the cost savings. During the three months ended June 30, 2022 and 2021, 92.0% and 68.1%, respectively, of our revenue was derived from VBC arrangements. During the six months ended June 30, 2022 and 2021, 92.3%, and 51.6%, respectively, of our revenue was derived from VBC arrangements.
•Software Licensing, in which we predominantly sell our digital suite of products to partners who may provide care through their own medical networks. During the three months ended June 30, 2022 and 2021, 2.8% and 14.4%, respectively, of our revenue was derived from software licensing. During the six months ended June 30, 2022 and 2021, 2.8% and 34.4% respectively, of our revenue was derived from software licensing.
•Clinical Services, in which our affiliated providers deliver medical consultations, typically on a fee-for-service (“FFS”), or a combination of capitation fee and FFS basis under a risk-based agreement. During the three months ended June 30, 2022 and 2021, 5.2% and 17.5%, respectively, of our revenue was derived from clinical services. During the six months ended June 30, 2022 and 2021, 4.9% and 14.0% respectively, of our revenue was derived from clinical services.

As of June 30, 2022, our VBC, software licensing and/or clinical service offerings supported patients in 15 countries. We have scaled our VBC offering rapidly over the last year to become one of the largest VBC networks in the United States, with approximately 269 thousand U.S. VBC Members as of June 30, 2022, and we expect to remain focused on U.S. growth. Our company has developed as follows:

BABYLON HOLDINGS LIMITED
Management Discussion and Analysis (“MD&A”)
For the Three and Six Months Ended June 30, 2022
•2013: Founded by our Chief Executive Officer, Dr. Ali Parsadoust.
•2014: Became the first digital-first health service provider to be registered with the Care Quality Commission (“CQC”), the healthcare services regulator and inspector in England. In response to primary care doctor shortages in the United Kingdom, Babylon contracted with the NHS to offer a technology platform to improve accessibility to primary care and to doctors, proving out the ability to tackle accessibility with high quality in a very advanced U.K. healthcare market.
•2015: Began providing clinical services through our virtual care platform, offering diagnoses, advice and treatments via medical professionals to patients on a remote basis.
•2016: First expanded outside the United Kingdom, launching in Rwanda. We sought to prove our model in a more challenging environment and partnered with the Bill and Melinda Gates Foundation and the government of Rwanda, a country with limited resources and infrastructure for healthcare.
•2017: Made our technology available for licensing to corporate and institutional clients.
•2018: Launched our agreement with Prudential in Asia, and since then have been rolling out our Symptom Checker and Health Assessment solutions across 11 countries in Asia.
•2018: Launched our partnership with TELUS Health (“TELUS”) in Canada, the Canadian parent holding company of various telecommunication and other subsidiaries. TELUS agreed to use our platform to deliver digital health services across Canada through a joint venture named Babylon Health Canada Limited. We sold Babylon Health Canada Limited to TELUS in January 2021 and entered into a seven-year agreement to license our white-labeled digital platform to TELUS Health, allowing TELUS Health to provide integrated clinical services to members through a TELUS-branded version of the Babylon digital platform.
•2020: Entered the U.S. market with a clinical services network and formed our first end-to-end digital, integrated VBC service, Babylon 360.
•2021: Became a public company in the United States, with our Class A ordinary shares and warrants listed on the New York Stock Exchange (“NYSE”), upon completing a merger (the “Business Combination”) with Alkuri Global Acquisition Corp., a special purpose acquisition company (“Alkuri”), on October 21, 2021. In addition, we completed a private placement of our Class A ordinary shares to certain investors for an aggregate purchase price of $224 million (the “PIPE Investment”).
•2022: Completed a warrant exchange in the second quarter and early third quarter of 2022, resulting in the delisting of aforementioned warrants from the NYSE.
We have also completed certain acquisitions in recent years that have helped improve our ability to deliver our products in services, including:
•Fresno Health Care. In October 2020, we acquired certain portions of the Fresno Health Care business of FirstChoice Medical Group (“FCMG”) for $25.7 million. This acquisition was intended to advance the growth of our value-based care services, by transitioning members to digital-first tools that will enable members to access our virtual care network in conjunction with the existing physical access to services.
•Meritage Medical Network. In April 2021, we acquired Meritage for $31.0 million. This acquisition was intended to expand the growth of our value-based care services, by transitioning over 20,000 Medicare Advantage and Commercial Health Maintenance Organization (“HMO”) patients within the Meritage network to digital-first tools that will enable members to access our virtual care network in conjunction with the existing physical access to services.
•Higi. On December 7, 2021, we exercised our option to acquire the remaining 74.7% outstanding equity interest in higi SH Holdings, Inc. (“Higi”) pursuant to the Second Amended and Restated Agreement and Plan of Merger, dated October 29, 2021 (the “Higi Acquisition Agreement”). The closing of this acquisition occurred on December 31, 2021. The exercise price of the option to acquire the remaining Higi equity stake included the payment of $4.6 million in cash and the issuance of 3,412,107 Class A ordinary shares at the closing, the payment of $5.4 million at the closing to satisfy the principal and interest payable

BABYLON HOLDINGS LIMITED
Management Discussion and Analysis (“MD&A”)
For the Three and Six Months Ended June 30, 2022
by a subsidiary of Higi pursuant to a promissory note in favor of ALP Partners Limited, an entity owned by our founder and Chief Executive Officer, the future payment of up to $0.3 million and issuance of up to 490,782 additional Class A ordinary shares after the expiration of a 15-month indemnification holdback period, and the issuance of 1,980,000 restricted stock units for Higi continuing employees and consultants in respect of Class A ordinary shares, of which 1,167,669 were vested at closing. Higi provides digital healthcare services via a network of Smart Health Stations located in the United States, and makes health kiosks found in retail pharmacies and grocery stores that provide free screenings of blood pressure, weight, pulse and body mass index.

We have experienced rapid revenue growth in the past two years in particular as we have recently expanded our VBC offerings. Our Revenue for the three months ended June 30, 2022 and 2021 was $265.4 million and $57.5 million, our Claims expense was $238.8 million and $40.4 million, our Clinical care delivery expense was $21.6 million and $16.0 million, our Platform & application expenses were $13.4 million and $14.9 million, our Research & development expenses were $18.7 million and $6.8 million, our Impairment expense was $53.2 million and no impairment expense and our Operating loss was $148.3 million and $65.8 million, respectively. Our Revenue for the six months ended June 30, 2022 and 2021 was $531.8 million and $128.8 million, our Claims expense was $486.3 million and $64.3 million, our Clinical care delivery expense was $45.6 million and $27.8 million, our Platform & application expenses were $30.1 million and $21.4 million, our Research & development expenses were $28.7 million and $17.2 million, our Impairment expense was $53.2 million and no impairment expense and our Operating loss was $238.4 million and $78.6 million, respectively.
Our Loss for the period was $157.1 million and $64.9 million, our EBITDA was $(135.2) million and $(58.7) million, and our Adjusted EBITDA was $(68.7) million and $(49.6) million, for the three months ended June 30, 2022 and 2021, respectively. Our loss was $248.4 million and $75.7 million, our EBITDA was $(210.8) million and $(62.7) million, and our Adjusted EBITDA was $(140.9) million and $(54.2) million, for the six months ended June 30, 2022 and 2021, respectively. EBITDA and Adjusted EBITDA are non-IFRS measures. For a description of how we calculate EBITDA and Adjusted EBITDA, a reconciliation to the most directly comparable IFRS measure, and the limitations of these non-IFRS financial measures, see “Key Business and Financial Metrics—EBITDA and Adjusted EBITDA.”

Impact of the COVID-19 Pandemic

The rapid spread of COVID-19 around the world (the “Pandemic”) has altered the behavior of businesses and people, with significant negative effects on national, state and local economies, the duration of which remains unknown at this time. Many state governors issued executive orders permitting physicians and other healthcare professionals licensed in other states to practice in their state without any additional licensure or by using a temporary, expedited or abbreviated licensure or registration process. In addition, changes were made to the Medicare and Medicaid programs (through legislative changes, and the exercise of regulatory discretion and authority) to increase access to telehealth services by, among other things, increasing reimbursement, permitting the enrollment of out of state providers and eliminating prior authorization requirements. It is uncertain how long these COVID-19 related regulatory changes will remain in effect and whether they will continue beyond this public health emergency period.
It is not currently possible to predict the ultimate financial impact of COVID-19 on our business, results of operations and financial condition. Key factors will include the extent to which changes in the behavior of people during the Pandemic result in a permanent change in their behavior, a longer-term reversion back to pre-Pandemic behaviors or a significant immediate reversion in behaviors as the impacts of the Pandemic become more manageable because of global vaccination programs.

Merger Agreement

In June 2021, we entered into a Merger Agreement, by and among Alkuri, Babylon and certain other parties which, among other things, provided for the Business Combination, in which our merger subsidiary merged with and into Alkuri, with Alkuri surviving as a wholly-owned subsidiary of Babylon. Following the consummation of

BABYLON HOLDINGS LIMITED
Management Discussion and Analysis (“MD&A”)
For the Three and Six Months Ended June 30, 2022
the Business Combination, our Class A ordinary shares have been traded on the NYSE, and we have been developing the functions and resources necessary to operate as a public company, including employee-related costs and equity compensation, which has resulted in increased operating expenses when compared to the three and six months ended June 30, 2021 and may continue to increase.

Classification of Our Members

Members

“Members” refers to individuals globally who are covered by one of our value-based care agreements or other risk-based agreements with a health plan, healthcare provider or a government body (including NHS bodies in England), or who have access to our digital platform through our software license agreements or one of our clinical services offerings. In some instances, “member” is used only to refer to those registered to use the Babylon app, and in others, it refers to those that are eligible under contract to use the Babylon app, whether or not they have registered to use the Babylon app.

U.S. VBC Members

“U.S. VBC Members” refers to individuals who are covered by one of our VBC contracts with a U.S. health plan or healthcare provider. Under these agreements, we take financial responsibility for all or some of the surpluses or deficits in total actual costs under the agreement compared to our negotiated fixed per member per month, or capitation, allocation. In some of our VBC contracts, our financial responsibility for these surpluses or deficits is deferred until an initial agreed upon period has elapsed.

Key Business and Financial Metrics

We review a number of operating and financial metrics, including the following key metrics and non-IFRS measures, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. Governmental and other economic factors affecting our operations are discussed in “Item 4. Information on the Company” in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 30, 2022.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000
Revenue:
Value-based care	244,098	39,133	490,673	66,392
Software licensing	7,375	8,281	15,131	44,245
Clinical services	13,889	10,064	26,004	18,134
Total revenue	265,362	57,478	531,808	128,771
Claims expense	(238,764)	(40,384)	(486,316)	(64,301)
Clinical care delivery expense	(21,649)	(16,013)	(45,576)	(27,836)
Platform & application expenses	(13,356)	(14,943)	(30,059)	(21,377)
Research & development expenses	(18,658)	(6,811)	(28,715)	(17,201)
Sales, general & administrative expenses	(67,969)	(45,127)	(126,279)	(76,606)
Impairment expense	(53,224)	—	(53,224)	—
Loss for the period	(157,079)	(64,875)	(248,436)	(75,722)
EBITDA	(135,248)	(58,665)	(210,765)	(62,678)
Adjusted EBITDA	(68,678)	(49,605)	(140,921)	(54,160)

BABYLON HOLDINGS LIMITED
Management Discussion and Analysis (“MD&A”)
For the Three and Six Months Ended June 30, 2022
The breakout of U.S. VBC Members by health insurance program type is shown below:

	June 30,
	2022	2021
Medicaid	82%	67%
Medicare	12%	14%
Commercial	6%	19%
Total U.S. VBC Members	269,000	84,000
Our key business and financial metrics are explained in detail below.

Revenues

Value-based care revenue is derived from capitation revenue under our VBC contracts with U.S. health plans and healthcare providers, Software licensing revenue from technology licensing agreements for the use of our digital healthcare platform, and Clinical service revenue from the provision of clinical services.

Value-Based Care Revenue. Value-based care revenue consists primarily of capitation revenue for the delivery of VBC services under VBC contracts with U.S. health plans and healthcare providers. Under VBC contracts, we manage the healthcare needs of our members in a centralized manner, where we negotiate a PMPM or capitation allocation, often based on a percentage of the payer’s premium or Medical Loss Ratio with the payer. We assume financial responsibility for member healthcare services, which means that, throughout the measurement period, the total actual medical costs are compared to the capitation allocation. At the end of the measurement period, we will either be responsible for all or part of excess costs above the capitation allocation, or will receive all or part of any savings, as compared to the capitation allocation. In some of our more recent VBC contracts, our financial responsibility for these surpluses or deficits relative to the capitation allocation is deferred until an initial agreed upon period has elapsed. Capitation revenue under VBC contracts is not dependent upon the volume of specific care services provided, nor the utilization of our digital healthcare platform.

A small portion of the capitation revenue received under VBC contracts is variable, as the contracts contain provisions for performance-based incentives, performance guarantees and risk shares where amounts received are dependent upon factors such as quality metrics, member-specific attributes, and healthcare service costs. Capitation revenue is estimated using the most likely amount methodology and amounts are only included in revenue to the extent that it is highly probable that a significant reversal of cumulative revenue will not occur once any uncertainty is resolved. Such uncertainties may only be resolved several months after the end of the reporting period because of the availability of sufficient reliable data relating to factors such as quality metrics, member specific attributes and healthcare service costs. Subsequent changes in capitation fees and the amount of capitation revenue to be recognized by us are reflected in subsequent periods. The amount of variable capitation revenue recognized is expected to increase as the number of members we provide VBC services to increases.

Software Licensing Revenue. Software licensing revenue relates to a business customer obtaining a right to use and/or access our digital services. Where we have determined that the customer obtains a right to access our artificial intelligence (“AI”) services, we recognize revenue on a straight-line basis over the contractual term beginning when the customer has access to the service. Where we identify that the customer obtains a right to use license, we recognize revenue from the license upfront at the point in time at which the license is granted and the software is made available to the customer. In these licensing arrangements, we primarily provide digital services to corporate entities, and these corporate entities are considered our customers since the contract is for services that represent our ordinary business.

Clinical Services Revenue. Clinical services revenue is represented by our provision of clinical services to business and private users. Clinical service fees are FFS fees or a combination of FFS and capitation fees, including per-member-per-month (“PMPM”) subscription fees for the provision of virtual consultations. PMPM subscription fees give members access to our clinical services over the contractual period as set forth in the arrangement and may be allocated to Software licensing revenue for Clinical services revenues recognized for virtual consultations

BABYLON HOLDINGS LIMITED
Management Discussion and Analysis (“MD&A”)
For the Three and Six Months Ended June 30, 2022
through software licensing arrangements. FFS revenue is based on contracted rates determined in agreed-upon compensation schedules.

Claims Expense
Claims expense includes the costs of healthcare services rendered by third parties on behalf of patients which the Company is contractually obligated to pay, which includes estimates for medical expenses incurred but not yet paid (“IBNP”) using actuarial processes that are applied on a systematic and consistent basis. This process includes the development of estimates using historical claims experience and actuarial models when sufficient claims history is available from health plans and payors. Claims expense also includes other external costs incurred in the delivery of healthcare services including insurance.

Clinical Care Delivery Expense
Clinical care delivery expense includes the internal costs that we incur in the provision of healthcare services to patients, which is substantially composed of employee-related expenses such as salaries and wages for Babylon healthcare professionals. Other costs within Clinical care delivery expense include operating costs incurred for the delivery of healthcare services to patients, such as occupancy, medical supplies, and other support-related costs.

Platform & Application Expenses
Platform & application expenses are costs of revenue related to our digital healthcare platform. These costs primarily include employee-related salaries, benefits, stock-based compensation, as well as contractor and consultant expenses, for individuals that are engaged in providing professional services related to support and maintenance of the digital healthcare platform, as well as third-party application costs, hosting services and other direct costs. It also includes amortization of capitalized development costs, including related amortization of tax credits. We expect our Platform & application expenses to increase commensurate with increased maintenance attributable to new contracts and continuing development of our technology platform.

Research & Development Expenses
Research & development expenses primarily include employee-related salaries, benefits, stock-based compensation, as well as contractor and consultant expenses for individuals that are engaged in performing activities to develop and enhance our digital healthcare platform as well as third-party application costs, hosting services and other indirect costs. It includes research costs and development costs that do not meet the criteria for capitalization and are expensed as incurred. We expect our Research & development expenses to continue to remain consistent with historical expense levels.

Sales, General & Administrative Expenses
Sales, general & administrative expenses include employee-related expenses, contractors and consultants’ expense, stock-based compensation, property and facility related expenses, directors and officers insurance, IT and hosting, marketing, training and recruiting expenses. Enterprise IT and hosting costs are primarily software subscriptions, domain and hosting costs. Our Sales, general & administrative expenses also include depreciation of property, fixtures and fittings and amortization of acquired intangible assets. We expect our Sales, general & administrative expenses to decline in the short-term starting in the fourth quarter of 2022, primarily due to certain cost reduction actions announced during the third quarter of 2022. In addition, our Sales, general & administrative expenses may fluctuate as a percentage of our total revenue from period to period due to the nature and timing of expenses, as well as increases in Sales, general & administrative expenses that we have incurred to operate as a public company. However, we expect Sales, general & administrative expenses to decline as a percentage of revenue over time through leverage of certain costs within Sales, general & administrative costs that are scalable relative to increases in revenue.

BABYLON HOLDINGS LIMITED
Management Discussion and Analysis (“MD&A”)
For the Three and Six Months Ended June 30, 2022
Significant Accounting Judgements, Estimates and Assumptions
Our discussion and analysis of our results of operations, liquidity and capital resources are based on our Condensed Consolidated Financial Statements which have been prepared in conformity with International Financial Reporting Standards. The preparation of these Condensed Consolidated Financial Statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities.
On an ongoing basis, we evaluate our estimates and judgments, including those related to business combinations, revenue recognition, capitalized development costs, impairment of intangible assets, consolidation and medical expenses incurred but not paid included in Claims Payable. We base our estimates on a combination of factors including historical and anticipated results and trends, and on various other assumptions that we believe are reasonable under the circumstances, including assumptions with regards to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates and could have a significant adverse effect on our results of operations and financial position. For a discussion of our significant accounting judgements, estimates and assumptions, see Note 3 of the audited financial statements in the 2021 Form 20-F. In addition, the following updates our discussion of impairment testing therein as of June 30, 2022.

Impairment Expense
As a result of a decrease in our publicly quoted share price and market capitalization continuing into 2022, we conducted an interim test of impairment on impacted cash generating units (“CGU”), consisting of both the Higi CGU and the California Independent Physician’s Association CGU as of June 30, 2022. As a result of this review, we identified an impairment related to our Higi CGU of $50.7 million as of June 30, 2022. The goodwill was allocated to the Higi CGU following the acquisition of Higi in the fourth quarter of 2021. We did not identify any impairment within the California IPA CGU.
We estimated the value in use of the Higi CGU using a discounted cash flow projection, a form of the income approach. Value in use is considered to be equal to, or higher than, fair value less costs of disposal. As part of the interim impairment test, we reduced our estimated future cash flows and business volumes used in the purchase price allocation at the time of acquisition, including revenues, margin, and capital expenditures to reflect our best estimates at this time. We also updated certain significant inputs into the valuation model, including the discount rate which increased reflecting, in part, higher market rates of interest and market volatility. Our updates to our discount rate and estimated future cash flows each had a significant impact to the estimated fair value of our Higi CGU.
In the event there are future adverse changes in our estimated future cash flows and/or changes in key assumptions, including but not limited to discount rate increases, lower revenue growth, lower margin, higher sales and marketing expenses, and/or a lower terminal growth rate, we may be required to record additional non-cash impairment charges to our goodwill, or impairment charges to other intangibles, and/or long-lived assets that are part of the Higi CGU. Such non-cash charges would likely have a material adverse effect on our consolidated statements of operations and balance sheets in the reporting period of the charge. Following the interim impairment test conducted as of June 30, 2022, there is no excess of the recoverable amount of the Higi CGU over the carrying value, so any further decrease in estimated fair value would result in additional impairment expense.

EBITDA and Adjusted EBITDA
In addition to our financial results reported in accordance with IFRS, we believe that EBITDA and Adjusted EBITDA, both of which are non-IFRS financial measures, are useful in evaluating the performance of our business. We define EBITDA as profit (loss) for the period, adjusted for finance costs and income, depreciation and amortization, and tax provision or benefit. We define Adjusted EBITDA as profit (loss) for the period, adjusted for finance costs and income, depreciation and amortization, tax provision or benefit, impairment expenses, change in fair value of warrant liabilities, loss on settlement of warrants, share-based compensation, foreign exchange gain, restructuring and other one-time benefit arrangements, or loss and gain or loss on sale of subsidiaries.

BABYLON HOLDINGS LIMITED
Management Discussion and Analysis (“MD&A”)
For the Three and Six Months Ended June 30, 2022
We believe that EBITDA and Adjusted EBITDA are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because they permit investors to evaluate our recurring profitability from our ongoing operating activities. EBITDA and Adjusted EBITDA have certain limitations, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. We caution investors that amounts presented in accordance with our definitions of EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because some companies calculate EBITDA and Adjusted EBITDA differently or not at all, limiting their usefulness as direct comparative measures.
The following table presents a reconciliation of EBITDA and Adjusted EBITDA from the most comparable IFRS measure, Loss for the period, for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000
Loss for the period	(157,079)	(64,875)	(248,436)	(75,722)
Adjustments to calculate EBITDA:
Finance costs and income	9,688	1,237	16,061	2,215
Depreciation and amortization	11,944	7,474	21,402	13,322
Tax provision / (benefit)	199	(2,501)	208	(2,493)
EBITDA	(135,248)	(58,665)	(210,765)	(62,678)
Adjustments to calculate Adjusted EBITDA:
Impairment expense	53,224	—	53,224	—
Change in fair value of warrant liabilities	(10,791)	—	(16,366)	—
Loss on settlement of warrants	2,375	—	2,375	—
Share-based compensation	10,564	9,542	18,966	12,344
Exchange loss / (gain)	7,350	(482)	7,797	91
Restructuring and other one-time benefit arrangements	3,848	—	3,848	—
Gain on sale of subsidiary	—	—	—	(3,917)
Adjusted EBITDA	(68,678)	(49,605)	(140,921)	(54,160)

BABYLON HOLDINGS LIMITED
Management Discussion and Analysis (“MD&A”)
For the Three and Six Months Ended June 30, 2022
Results of Operations - Three Months Ended June 30, 2022 Compared to the Three Months Ended June 30, 2021.
The results of operations presented below should be reviewed in conjunction with the unaudited Condensed Consolidated Financial Statements. The following table presents data from our unaudited Condensed Consolidated Statement of Profit and Loss and Other Comprehensive Loss for the three months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Revenue:
Value-based care	244,098	39,133	204,965	523.8%
Software licensing	7,375	8,281	(906)	(10.9)%
Clinical services	13,889	10,064	3,825	38.0%
Total revenue	265,362	57,478	207,884	361.7%
Claims expense	(238,764)	(40,384)	(198,380)	491.2%
Clinical care delivery expense	(21,649)	(16,013)	(5,636)	35.2%
Platform & application expenses	(13,356)	(14,943)	1,587	(10.6)%
Research & development expenses	(18,658)	(6,811)	(11,847)	173.9%
Sales, general & administrative expenses	(67,969)	(45,127)	(22,842)	50.6%
Impairment expense	(53,224)	—	(53,224)	NM
Operating loss	(148,258)	(65,800)	(82,458)	125.3%
Finance costs	(9,816)	(1,251)	(8,565)	684.7%
Finance income	128	14	114	814.3%
Change in fair value of warrant liabilities	10,791	—	10,791	NM
Loss on settlement of warrants	(2,375)	—	(2,375)	NM
Exchange (loss) / gain	(7,350)	482	(7,832)	(1,624.9)%
Net finance (expense) income	(8,622)	(755)	(7,867)	1,042.0%
Share of loss of equity-accounted investees	—	(821)	821	(100.0)%
Loss before taxation	(156,880)	(67,376)	(89,504)	132.8%
Tax (provision) / benefit	(199)	2,501	(2,700)	(108.0)%
Loss for the period	(157,079)	(64,875)	(92,204)	142.1%

NM = not meaningful

BABYLON HOLDINGS LIMITED
Management Discussion and Analysis (“MD&A”)
For the Three and Six Months Ended June 30, 2022
The following table sets forth our results of operations as a percentage of total revenue for each period presented preceding:

	Three Months Ended June 30,
	2022	2021

Revenue:
Value-based care	92.0%	68.1%
Software licensing	2.8%	14.4%
Clinical services	5.2%	17.5%
Total revenue	100.0%	100.0%
Claims expense	(90.0)%	(70.3)%
Clinical care delivery expense	(8.2)%	(27.9)%
Platform & application expenses	(5.0)%	(26.0)%
Research & development expenses	(7.0)%	(11.8)%
Sales, general & administrative expenses	(25.6)%	(78.5)%
Impairment expense	(20.1)%	—%
Operating loss	(55.9)%	(114.5)%
Finance costs	(3.7)%	(2.2)%
Finance income	—	—
Change in fair value of warrant liabilities	4.1%	—
Loss on settlement of warrants	(0.9)%	—
Exchange (loss) / gain	(2.8)%	0.8%
Net finance (expense) income	(3.2)%	(1.3)%
Share of loss of equity-accounted investees	—%	(1.4)%
Loss before taxation	(59.1)%	(117.2)%
Tax (provision) / benefit	—%	4.4%
Loss for the period	(59.2)%	(112.9)%

Revenues

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Revenue:
Value-based care	244,098	39,133	204,965	523.8%
Software licensing	7,375	8,281	(906)	(10.9)%
Clinical services	13,889	10,064	3,825	38.0%
Total revenue	265,362	57,478	207,884	361.7%

Total revenue increased by $207.9 million from $57.5 million for the three months ended June 30, 2021 to $265.4 million for the three months ended June 30, 2022, largely due to the expansion of the Value-based care revenue stream in the United States, which includes revenue from the acquisition of Meritage Medical Network in April 2021 and revenue from new VBC contracts.

BABYLON HOLDINGS LIMITED
Management Discussion and Analysis (“MD&A”)
For the Three and Six Months Ended June 30, 2022
Total Value-based care revenue increased by $205.0 million from $39.1 million for the three months ended June 30, 2021 to $244.1 million for the three months ended June 30, 2022. The increase in revenue from Value-based care of $205.0 million is attributable to the expansion of our related product offerings in the United States. In addition, $189.4 million of the increase in VBC revenue relates to new VBC contracts with various health plans between June 30, 2021 and June 30, 2022, which increased the number of U.S. VBC Members from approximately 84 thousand as of June 30, 2021 to approximately 269 thousand as of June 30, 2022.
Total Software licensing revenue decreased by $0.9 million from $8.3 million for the three months ended June 30, 2021 to $7.4 million for the three months ended June 30, 2022. The decrease in revenue from Software licensing of $0.9 million is primarily attributable to the strengthening of the U.S. Dollar against the Pound Sterling during three months ended June 30, 2022.
Total Clinical services revenue increased by $3.8 million from $10.1 million for the three months ended June 30, 2021 to $13.9 million for three months ended June 30, 2022. The increase in Clinical services revenue is primarily attributable to increased virtual consultations on our digital healthcare platform following the expansion of our digital healthcare platform in the United States throughout 2021 and continuing into 2022.

Claims Expense

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Claims expense	(238,764)	(40,384)	(198,380)	491.2%

Claims expense increased by $198.4 million from $40.4 million for the three months ended June 30, 2021 to $238.8 million for the three months ended June 30, 2022. Claims expense as a percentage of VBC revenue was 97.8% for the three months ended June 30, 2022 and 103.2% for the three months ended June 30, 2021. The increase in Claims expense is primarily attributable to the expansion of our VBC product offerings in the United States, which largely contributed to the increase in U.S. VBC Members from approximately 84 thousand as of June 30, 2021 to approximately 269 thousand as of June 30, 2022. The decrease in Claims expense as a percentage of VBC revenue was largely attributable to increased engagement with our U.S. VBC Members and the impacts of new VBC contracts.

Clinical Care Delivery Expense

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Clinical care delivery expense	(21,649)	(16,013)	(5,636)	35.2%

Clinical care delivery expense increased by $5.6 million from $16.0 million for the three months ended June 30, 2021 to $21.6 million for the three months ended June 30, 2021. Clinical care delivery expense as a percentage of revenue was 8.2% for the three months ended June 30, 2022 and 27.9% for the three months ended June 30, 2021. The increase in Clinical care delivery expense is primarily attributable to an increase in wages and salaries of $4.8 million attributable to the expansion of our VBC product offerings in new geographic areas and additional healthcare providers to support the increased U.S. VBC Members. The decrease in Clinical care delivery expense as a percentage of revenue is due to leverage from the scale of our operations through our digital healthcare platform as we add new U.S. VBC Members. Share-based compensation expense of $0.3 million has been included in Clinical care delivery expense for the three months ended June 30, 2022.

BABYLON HOLDINGS LIMITED
Management Discussion and Analysis (“MD&A”)
For the Three and Six Months Ended June 30, 2022
Platform & Application Expenses

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Platform & application expenses	(13,356)	(14,943)	1,587	(10.6)%

Platform & application expenses decreased by $1.6 million from $14.9 million for the three months ended June 30, 2021 to $13.4 million for the three months ended June 30, 2022. The decrease in Platform & application expenses is primarily attributable to a decrease in employee related expenses due to a transfer of employees from Platform & application departments to Research & development departments following a realignment of resources within our product and technology function during the three months ended June 30, 2022, contributing a decline of $5.9 million. Employee related expenses primarily consist of wages and salaries, share-based compensation and social security and pension contributions. This decrease was partially offset by an increase in IT and hosting costs of $2.7 million primarily due to an increased proportion of these costs being attributable to operating our digital healthcare platform. Share-based compensation expense of $0.2 million has been included in Platform & application expense for the three months ended June 30, 2022.

Research & Development Expenses

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Research & development expenses	(18,658)	(6,811)	(11,847)	173.9%

Research & development expenses increased by $11.8 million from $6.8 million for the three months ended June 30, 2021 to $18.7 million for the three months ended June 30, 2022. The increase in Research & development expenses is primarily attributable to incremental costs incurred to support growth initiative and expansion of our digital healthcare platform. These incremental costs include increases in contractors and consultation expenses of $4.9 million along with an increase for IT and hosting of $2.1 million. Further, a transfer of employees from Platform & application departments to Research & development departments following a realignment of resources within our product and technology functions during the three months ended June 30, 2022, in addition to general headcount increases, contributed to an increase in employee related expenses of $4.4 million. Employee related expenses primarily consist of wages and salaries, share-based compensation and social security and pension contributions. Share-based compensation expense of $4.1 million has been included in Research & development expense for the three months ended June 30, 2022.

Sales, General & Administrative Expenses

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Sales, general & administrative expenses	(67,969)	(45,127)	(22,842)	50.6%

Sales, general & administrative expenses increased by $22.8 million from $45.1 million for the three months ended June 30, 2021 to $68.0 million for the three months ended June 30, 2022. The increase in Sales, general & administrative expenses is primarily attributable to an increase in our employee headcount related to our selling, general & administrative activities contributing an increase of $8.9 million. Employee related expenses primarily consist of wages and salaries, share-based compensation, social security and pension contributions. In addition, included within Sales, general & administrative expenses for the three months ended June 30, 2022 is $3.8 million in compensation-related expenses payable to a senior (non-Director) employee under their employment agreement. Another contributing factor to the increase in Sales, general & administrative expense was an increase in depreciation and amortization of $3.1 million, related to intangibles acquired in acquisitions that closed in April and December of 2021. Further, professional fees and insurance increased by $3.0 million and $3.8 million, respectively, primarily related to increased expenses associated with operating as a public company. Share-based compensation expense of $5.9 million has been included in Sales, general & administrative expense for the three months ended June 30, 2022.

BABYLON HOLDINGS LIMITED
Management Discussion and Analysis (“MD&A”)
For the Three and Six Months Ended June 30, 2022

Finance Costs

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Finance costs	(9,816)	(1,251)	(8,565)	684.7%

Finance costs increased by $8.6 million from $1.3 million for the three months ended June 30, 2021 to $9.8 million for the three months ended June 30, 2022. The increase in Finance costs is primarily attributable to higher Loans and borrowings outstanding during the current period related to debt issuances of $200 million and $100 million in the fourth quarter of 2021 and first quarter of 2022, respectively, compared to the prior year, as well as a higher effective interest rate.

Change in Fair Value of Warrant Liabilities

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Change in fair value of warrant liabilities	10,791	—	10,791	NM

Change in fair value of warrant liabilities resulted in income of $10.8 million during the three months ended June 30, 2022, whereas we did not have warrants outstanding in the three months ended June 30, 2021. The non-cash Change in fair value of warrant liabilities is primarily related to the classification of warrants as liabilities at fair value upon issuance, with resulting changes in fair value recorded in the Condensed Consolidated Statement of Profit or Loss.

Loss on Settlement of Warrants

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Loss on settlement of warrants	(2,375)	—	(2,375)	NM

Loss on settlement of warrants of $2.4 million was recognized during the three months ended June 30, 2022, and is primarily related to the settlement of our public and private placement warrants in exchange for the issuance of Class A ordinary shares.

Exchange (Loss) / Gain

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Exchange (loss) / gain	(7,350)	482	(7,832)	(1624.9)%

Exchange (loss) / gain increased by $7.8 million from a gain of $0.5 million for the three months ended June 30, 2021 to a loss of $7.4 million for the three months ended June 30, 2022. The key driver of the exchange loss was the strengthening of the U.S. Dollar against the Pound Sterling.

BABYLON HOLDINGS LIMITED
Management Discussion and Analysis (“MD&A”)
For the Three and Six Months Ended June 30, 2022
Impairment Expense

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Impairment expense	(53,224)	—	(53,224)	NM

The Company recognized a non-cash impairment expense of $50.7 million during the three months ended June 30, 2022 following an interim test of impairment as a result of the identification of indicators of impairment during the quarter. Refer to “Significant Accounting Judgements, Estimates and Assumptions - Goodwill Impairment Charge” and - Note 8 Intangible Assets and Goodwill, located in the Company’s Condensed Consolidated Financial Statements. In addition, the Company recognized an impairment expense of $2.6 million for capitalized development costs that the Company no longer considered to be technologically feasible.

Results of Operations - Six Months Ended June 30, 2022 Compared to the Six Months Ended June 30, 2021

The results of operations presented below should be reviewed in conjunction with the unaudited Condensed Consolidated Financial Statements. The following table presents data from our unaudited Condensed Consolidated Statement of Profit and Loss and Other Comprehensive Loss for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Revenue:
Value-based care	490,673	66,392	424,281	639.1%
Software licensing	15,131	44,245	(29,114)	(65.8)%
Clinical services	26,004	18,134	7,870	43.4%
Total revenue	531,808	128,771	403,037	313.0%
Claims expense	(486,316)	(64,301)	(422,015)	656.3%
Clinical care delivery expense	(45,576)	(27,836)	(17,740)	63.7%
Platform & application expenses	(30,059)	(21,377)	(8,682)	40.6%
Research & development expenses	(28,715)	(17,201)	(11,514)	66.9%
Sales, general & administrative expenses	(126,279)	(76,606)	(49,673)	64.8%
Impairment expense	(53,224)	—	(53,224)	NM
Operating loss	(238,361)	(78,550)	(159,811)	203.5%
Finance costs	(16,444)	(2,243)	(14,201)	633.1%
Finance income	383	28	355	1267.9%
Change in fair value of warrant liabilities	16,366	—	16,366	NM
Loss on settlement of warrants	(2,375)	—	(2,375)	NM
Exchange (loss) / gain	(7,797)	(91)	(7,706)	8468.1%
Net finance (expense) income	(9,867)	(2,306)	(7,561)	327.9%
Gain on sale of subsidiary	—	3,917	(3,917)	(100.0)%
Share of loss of equity-accounted investees	—	(1,276)	1,276	(100.0)%
Loss before taxation	(248,228)	(78,215)	(170,013)	217.4%
Tax (provision) / benefit	(208)	2,493	(2,701)	(108.3)%
Loss for the period	(248,436)	(75,722)	(172,714)	228.1%

NM = not meaningful

BABYLON HOLDINGS LIMITED
Management Discussion and Analysis (“MD&A”)
For the Three and Six Months Ended June 30, 2022
The following table sets forth our results of operations as a percentage of total revenue for each period presented preceding:

	Six Months Ended June 30,
	2022	2021

Revenue:
Value-based care	92.3%	51.6%
Software licensing	2.8%	34.4%
Clinical services	4.9%	14.0%
Total revenue	100.0%	100.0%
Claims expense	(91.4)%	(49.9)%
Clinical care delivery expense	(8.6)%	(21.6)%
Platform & application expenses	(5.7)%	(16.6)%
Research & development expenses	(5.4)%	(13.4)%
Sales, general & administrative expenses	(23.7)%	(59.5)%
Impairment expense	(10.0)%	—
Operating loss	(44.8)%	(61.0)%
Finance costs	(3.1)%	(1.7)%
Finance income	0.1%	—
Change in fair value of warrant liabilities	3.1%	—
Loss on settlement of warrants	(0.4)%	—
Exchange (loss) / gain	(1.5)%	(0.1)%
Net finance (expense) income	(1.9)%	(1.8)%
Gain on sale of subsidiary	—	3.0%
Share of loss of equity-accounted investees	—	(1.0)%
Loss before taxation	(46.7)%	(60.7)%
Tax (provision) / benefit	—	1.9%
Loss for the period	(46.7)%	(58.8)%

Revenues

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Revenue:
Value-based care	490,673	66,392	424,281	639.1%
Software licensing	15,131	44,245	(29,114)	(65.8)%
Clinical services	26,004	18,134	7,870	43.4%
Total revenue	531,808	128,771	403,037	313.0%

Total revenue increased by $403.0 million from $128.8 million for the six months ended June 30, 2021 to $531.8 million for the six months ended June 30, 2022, largely due to the expansion of the Value-based care revenue stream in the United States, including revenue from the acquisition of Meritage Medical Network in April 2021 and revenue from new VBC contracts. In addition, revenue from Software licensing decreased by $29.1 million, primarily attributable to upfront revenue recognized related to a software licensing agreement with TELUS during the first quarter of 2021.

BABYLON HOLDINGS LIMITED
Management Discussion and Analysis (“MD&A”)
For the Three and Six Months Ended June 30, 2022
Total Value-based care revenue increased by $424.3 million from $66.4 million for the six months ended June 30, 2021 to $490.7 million for the six months ended June 30, 2022 The increase in revenue from Value-based care of $424.3 million is attributable to the expansion of our related product offerings in the United States, of which $53.7 million relates to revenue from the acquisition of Meritage Medical Network in April 2021. In addition, $379.4 million of the increase in VBC revenue relates to new VBC contracts with various health plans between June 30, 2021 and June 30, 2022, which increased the number of U.S. VBC Members from approximately 84 thousand as of June 30, 2021 to approximately 269 thousand as of June 30, 2022.

Total Software licensing revenue decreased by $29.1 million from $44.2 million for the six months ended June 30, 2021 to $15.1 million for the six months ended June 30, 2022. The decrease in revenue from Software licensing of $29.1 million is primarily attributable to upfront revenue recognized in connection with the TELUS license of $28.4 million in the first quarter of 2021.

Total Clinical services revenue increased by $7.9 million from $18.1 million for the six months ended June 30, 2021 to $26.0 million for the six months ended June 30, 2022. The increase in Clinical services revenue is primarily attributable to increased virtual consultations on our digital healthcare platform following the expansion of our digital healthcare platform in the United States throughout 2021 and continuing into 2022.

Claims Expense

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Claims expense	(486,316)	(64,301)	(422,015)	656.3%

Claims expense increased by $422.0 million from $64.3 million for the six months ended June 30, 2021 to $486.3 million for the six months ended June 30, 2022. Claims expense as a percentage of VBC revenue was 99.1% for the six months ended June 30, 2022 and 96.9% for the six months ended June 30, 2021. The increase in Claims expense is primarily attributable to the expansion of our VBC product offerings in the United States, which largely contributed to the increase in U.S. VBC Members from approximately 84 thousand as of June 30, 2021 to approximately 269 thousand as of June 30, 2022. The increase in Claims expense as a percentage of VBC revenue was largely attributable to investments made to increase engagement with our U.S. VBC Members, as well as the costs associated with the implementation of new VBC contracts.

Clinical Care Delivery Expense

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Clinical care delivery expense	(45,576)	(27,836)	(17,740)	63.7%

Clinical care delivery expense increased by $17.7 million from $27.8 million for the six months ended June 30, 2021 to $45.6 million for the six months ended June 30, 2022. Clinical care delivery expense as a percentage of revenue was 8.6% for the six months ended June 30, 2022 and 21.6% for the six months ended June 30, 2021. The increase in Clinical care delivery expense is primarily attributable to an increase in wages and salaries of $16.8 million attributable to the expansion of our VBC product offerings in new geographic areas and additional healthcare providers to support the increased U.S. VBC Members. The increase in Clinical care delivery expense as a percentage of revenue is due to leverage from the scale of our operations through our digital healthcare platform as we add new U.S. VBC Members. Share-based compensation expense of $0.7 million has been included in Clinical care delivery expense for the six months ended June 30, 2022.

BABYLON HOLDINGS LIMITED
Management Discussion and Analysis (“MD&A”)
For the Three and Six Months Ended June 30, 2022
Platform & Application Expenses

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Platform & application expenses	(30,059)	(21,377)	(8,682)	40.6%

Platform & application expenses increased by $8.7 million from $21.4 million for the six months ended June 30, 2021 to $30.1 million for the six months ended June 30, 2022. The increase in Platform & application expenses is primarily attributable to an increase in IT and hosting costs of $7.9 million due to an increased proportion of these costs being attributable to operating our digital healthcare platform and an increase in platform costs of $4.5 million. These increases were partially offset due to a due to a transfer of employees from Platform & application departments to Research & development departments in the six months ended June 30, 2022, contributing a decline of $4.7 million in employee related expenses. Employee related expenses primarily consist of wages and salaries, share-based compensation, social security and pension contributions. Share-based compensation expense of $0.5 million has been included in Platform & application expenses for the six months ended June 30, 2022.

Research & Development Expenses

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Research & development expenses	(28,715)	(17,201)	(11,514)	66.9%

Research & development expenses increased by $11.5 million from $17.2 million for the six months ended June 30, 2021 to $28.7 million for the six months ended June 30, 2022. The increase in Research & development expenses is primarily attributable to incremental costs incurred to support growth initiatives and expansion of our digital healthcare platform. These incremental costs include increases in contractors and consultation expenses of $5.5 million along with increases to IT and hosting of $2.1 million. Further, a transfer of employees from Platform & application departments to Research & development departments following a realignment of resources within our product and technology functions during the six months ended June 30, 2022, in addition to general headcount increases, contributed to an increase in employee related expenses of $3.5 million. Employee related expenses primarily consists of wages, salaries, share-based compensation, social security and pension contributions. Share-based compensation expense of $5.5 million has been included in Research & development expenses for the six months ended June 30, 2022.

Sales, General & Administrative Expenses

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Sales, general & administrative expenses	(126,279)	(76,606)	(49,673)	64.8%

Sales, general & administrative expenses increased by $49.7 million from $76.6 million for the six months ended June 30, 2021 to $126.3 million for the six months ended June 30, 2022. The increase in Sales, general & administrative expenses is primarily attributable to an increase in our employee headcount related to our selling, general & administrative activities contributing an increase of $23.9 million. Employee related expenses primarily consist of wages and salaries, share-based compensation and social security and pension contributions. In addition, included within Sales, general & administrative expenses for the six months ended June 30, 2022 is $3.8 million in compensation-related expenses payable to a senior (non-Director) employee under their employment agreement. Another contributing factor to the increase in Sales, general & administrative expense was an increase in depreciation and amortization of $5.8 million, related to intangibles acquired in acquisitions that closed in April and December of 2021. Further, professional fees and insurance increased by $5.3 million and $7.4 million, respectively, primarily related to increased expenses associated with operating as a public company. Share-based compensation

BABYLON HOLDINGS LIMITED
Management Discussion and Analysis (“MD&A”)
For the Three and Six Months Ended June 30, 2022
expense of $12.2 million has been included in Sales, General and Administrative expenses for the six months ended June 30, 2022.

Finance Costs

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Finance costs	(16,444)	(2,243)	(14,201)	633.1%

Finance costs increased by $14.2 million from $2.2 million for the six months ended June 30, 2021 to $16.4 million for the six months ended June 30, 2022. The increase in Finance costs is primarily attributable to higher Loans and borrowings outstanding during the current period related to debt issuances of $200 million and $100 million in the fourth quarter of 2021 and first quarter of 2022, respectively, compared to the prior year, as well as a higher effective interest rate.

Change in Fair Value of Warrant Liabilities

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Change in fair value of warrant liabilities	16,366	—	16,366	NM

Change in fair value of warrant liabilities resulted in income of $16.4 million during the six months ended June 30, 2022, whereas we did not have warrants outstanding in the six months ended June 30, 2021. The non-cash Change in fair value of warrant liabilities is primarily related to the classification of warrants as liabilities at fair value upon issuance, with resulting changes in fair value recorded in the Condensed Consolidated Statement of Profit or Loss.

Loss on Settlement of Warrants

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Loss on settlement of warrants	(2,375)	—	(2,375)	NM

Loss on settlement of warrants of $2.4 million was recognized during the six months ended June 30, 2022, and primarily related to the settlement of our public and private placement warrants in exchange for the issuance of Class A ordinary shares.

Exchange Loss

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Exchange loss	(7,797)	(91)	(7,706)	8468.1%

Exchange loss increased by $7.7 million from a loss of $0.1 million for the six months ended June 30, 2021 to a loss of $7.8 million for the six months ended June 30, 2022. The key driver of the exchange loss was the strengthening of the U.S. Dollar against the Pound Sterling.

BABYLON HOLDINGS LIMITED
Management Discussion and Analysis (“MD&A”)
For the Three and Six Months Ended June 30, 2022
Gain on Sale of Subsidiary

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Gain on sale of subsidiary	—	3,917	(3,917)	(100.0)%

Gain on sale of subsidiary decreased by $3.9 million for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The activity in the prior period is related to the sale of Babylon Health Canada Limited to TELUS. There was no such activity in the current period.

Impairment Expense

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Impairment expense	(53,224)	—	(53,224)	NM

The Company recognized a non-cash impairment expense of $50.7 million during the six months ended June 30, 2022 following an interim test of impairment as a result of the identification of indicators of impairment during the quarter. Refer to “Significant Accounting Judgements, Estimates and Assumptions - Goodwill Impairment Charge” and - Note 8 Intangible Assets and Goodwill, located in the Company’s Condensed Consolidated Financial Statements. In addition, the Company recognized an impairment of $2.6 million for capitalized development costs related to projects and features of our digital healthcare platform that were no longer considered to be technologically feasible.

Liquidity and Capital Resources
In connection with the Business Combination, the PIPE Investment, and the issuance of unsecured notes in the fourth quarter of 2021, we generated net proceeds of $378.6 million. Further, we issued $100 million of additional unsecured notes on March 31, 2022.
For the six months ended June 30, 2022, we had a Loss for the period of $248.4 million. As of June 30, 2022, we had Cash and cash equivalents of $187.0 million. We require and will continue to need significant cash resources to, among other things, fund our working capital requirements, make capital expenditures (including those related to product development), and expand our business. Our future capital requirements will depend on many factors, including our ability to successfully execute the cost reduction actions we announced in July 2022, our ability to provide more affordable healthcare, our employee headcount, our revenue mix, costs relating to the implementation of new contracts and the timing and extent of spending to support product development efforts.
If we were to require additional funding, seek additional sources of financing or desire to refinance our debt, we believe that our historical ability to raise and deploy capital to fund the development of our digital healthcare platform and expansion of our operations would enable us to access financing on reasonable terms. However, there can be no assurance that such financing would be available to us on favorable terms or at all. If the financing is not available, or if the terms of such financing are not acceptable to us, we may be forced to decrease the level of investment in our digital healthcare platform, scale back our operations, defer investments to execute on our growth strategy or execute a combination of these cost management strategies, which could have an adverse impact on our business and financial prospects. The Loss for the period in current and prior periods we have incurred since inception are consistent with our strategy and plans for continued growth and expansion. We expect to continue to incur losses as we execute on our operating plan and expand our product offerings in the near term.

BABYLON HOLDINGS LIMITED
Management Discussion and Analysis (“MD&A”)
For the Three and Six Months Ended June 30, 2022
Cash Flows
The following table discloses our consolidated cash flows provided by (used in) operating, investing and financing activities for the periods presented:

	Six Months Ended June 30,
	2022	2021
	$’000	$’000
Net cash used in operating activities	(126,945)	(19,466)
Net cash used in investing activities	(24,043)	(35,313)
Net cash provided by (used in) financing activities	85,686	(4,485)
Net increase in cash and cash equivalents	(65,302)	(59,264)
Cash and cash equivalents beginning of the period	262,581	101,757
Effect of exchange rates	(10,322)	(112)
Cash and cash equivalents end of the period	186,957	42,381
Cash Flows Used in Operating Activities
Net cash used in operating activities was $126.9 million for the six months ended June 30, 2022 compared to net cash used in operating activities of $19.5 million for the six months ended June 30, 2021, an increase of $107.5 million. The increase in Net cash used in operating activities is primarily attributable to a higher Loss for the period, after adjusting for non-cash items, of $91.9 million when compared to the prior period. In addition, cash flows used in operating activities in the prior period as partially offset by the upfront payment of $66.9 million during the first quarter of 2021 in connection with a software licensing agreement. See “Results of Operations - Six Months Ended June 30, 2022 Compared to the Six Months Ended June 30, 2021” for additional discussion of the increase in expenses contributing to the Loss for the period.
Cash Flows Used in Investing Activities
Net cash used in investing activities was $24.0 million for the six months ended June 30, 2022 compared to net cash used in investing activities of $35.3 million for the six months ended June 30, 2021, a decrease of $11.3 million. The decrease in Net cash used in investing activities was primarily related to cash paid for acquisitions and purchases of shares in associates and joint ventures of $13.8 million and $5.0 million, respectively, in 2021, whereas the Company did not have comparable investing cash outflows in 2022. This decrease was partially offset by higher cash investing cash outflows for capital expenditures of $4.5 million.
Cash Flows Provided by (Used in) Financing Activities
Net cash provided by financing activities was $85.7 million for the six months ended June 30, 2022 compared to net cash used in financing activities of $4.5 million for the six months ended June 30, 2021, an increase of $90.2 million. The increase in Net cash provided by financing activities is primarily attributable to the proceeds from the issuance of borrowings during the period of $100.0 million, offset by payment of debt and equity issuance costs of $5.5 million and higher interest payments of $2.8 million.
Funding Requirements
As of June 30, 2022, we had a shareholders’ deficit position of $60.4 million, including cash and cash equivalents of $187.0 million. The Group has financed its operations principally through issuances of debt and equity securities and has a strong record of fundraising, including the receipt of proceeds of $429.3 million through the issuance of debt and equity securities in the fourth quarter of 2021. Further, we issued $100.0 million of additional unsecured notes on March 31, 2022. The Group requires significant cash resources to, among other things, meet working capital requirements and fund capital expenditures, including those related to product development.

BABYLON HOLDINGS LIMITED
Management Discussion and Analysis (“MD&A”)
For the Three and Six Months Ended June 30, 2022
Our directors performed a going concern assessment for a period of twelve months from the date of approval of these Condensed Consolidated Financial Statements to assess whether conditions exist that raise significant doubt regarding the Group’s ability to continue as a going concern. This assessment indicates we have sufficient liquidity to fund our liabilities as they become due through December 31, 2022, although successful execution of the cost reduction actions we announced in July 2022 is necessary in order for us to meet our liabilities that may fall due through August 2023 and beyond if we continue with our planned growth strategy.
While there is no assurance that additional funds are available on acceptable terms or that we will be able to successfully execute the cost reduction actions we announced in July 2022, the directors believe that the Group will be successful in raising the additional capital needed to execute our planned growth strategy and to meet working capital and capital expenditure requirements that may fall due through August 2023 and after. Based on this assessment, we believe it remains appropriate to prepare our financial statements on a going concern basis.
However, the above indicates that there are material uncertainties (ability to raise further capital and successfully execute cost reduction actions) related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, to continue realizing its assets and discharging its liabilities in the normal course of business.
The financial statements do not include any adjustments that would result from the basis of preparation being inappropriate.